 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-274827

Up to 89,918,811 Shares of Common Stock

The securityholders named in this prospectus or their permitted transferees (the “Holders”) may offer and sell from time to time up to 89,918,811 common shares, par value $0.01 per share (the “Common Shares”).
The Holders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. Westrock Coffee Company (together with its consolidated subsidiaries, “Westrock,” the “Company,” “we” or “us”) will not receive any of the proceeds from such sales of the Common Shares.
We will generally bear all costs, expenses and fees in connection with the registration of the securities being offered pursuant to this prospectus, including with regard to compliance with state securities or “blue sky” laws. The Holders will bear all commissions and discounts, if any, attributable to their sale of Common Shares. See “Use of Proceeds” and “Plan of Distribution.”
Our Common Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbols “WEST.” On November 14, 2023, the last reported sale price of our Common Shares on the Nasdaq was $7.95 per share.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.
Investing in our securities involves a high degree of risk. See the “Risk Factors” section beginning on page 3 of this prospectus, in any applicable prospectus supplement and in our filings with the U.S. Securities and Exchange Commission (“SEC”) that are incorporated by reference herein.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2023.

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ABOUT THIS PROSPECTUS
This prospectus is part of the registration statement that we filed with the SEC using a “shelf” registration process under the Securities Act of 1933, as amended, or the Securities Act. Under this shelf registration statement, the Holders may from time to time offer to sell Common Shares described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the Holders may offer.
Before buying any of the Common Shares that the Holders are offering, we urge you to carefully read this prospectus and all of the information incorporated by reference herein, as well as the additional information described under the sections titled “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” These documents contain important information that you should consider when making your investment decision.
As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus.
This prospectus, together with any applicable prospectus supplement, any related free writing prospectus and the documents incorporated by reference into this prospectus and any applicable prospectus supplement, will include all material information relating to the applicable offering. We urge you to read carefully this prospectus, any applicable prospectus supplement and any related free writing prospectuses we have authorized for use in connection with a specific offering, together with the information incorporated herein by reference as described under the section titled “Incorporation of Certain Information by Reference,” before buying any of the securities being offered.
Neither we nor the Holders have authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus and any applicable prospectus supplement, along with the information contained in any free writing prospectuses we have authorized for use in connection with a specific offering. Neither we nor the Holders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information appearing in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section titled “Where You Can Find Additional Information.”

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, any applicable prospectus supplement and any related free writing prospectus, including the risks of investing in our securities discussed under the section titled “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus, and under similar sections in the other documents that are incorporated by reference into this prospectus. You should also carefully read the other information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. Unless the context indicates otherwise, references in this prospectus to the “Company,” “Westrock,” “we,” “us,” “our” and similar terms refer to Westrock Coffee Company, a Delaware corporation, and its consolidated subsidiaries.
Westrock Coffee Company
Overview
We are a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the United States, providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to the retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG, and hospitality industries around the world.
Our mission is to build and efficiently operate the preeminent integrated coffee, tea, flavors, extracts, and ingredients solutions provider to the world’s most iconic brands. We do this to provide smallholder farmers and their families in developing countries the ability to advance their quality of life and economic well-being.
For the nine months ended September 30, 2023 and years ended December 31, 2022, 2021 and 2020, Westrock had total revenues of $649.7 million, $867.9 million, $698.1 million and $550.8 million, respectively, and, for the same periods, net losses of $14.5 million, $55.5 million, $21.3 million and $128.9 million, respectively.
On August 26, 2022, Westrock completed its de-SPAC merger transaction with Riverview Acquisition Corp., pursuant to which Westrock became a public company.
Corporate Information
We are a Delaware corporation. Our principal executive offices are located at 4009 N. Rodney Parham Road, 3rd Floor, Little Rock, Arkansas 72212. Our telephone number is (501) 975-1514.
Our web page address is www.westrockcoffee.com. References to our website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document or any other document that we file with or furnish to the SEC.
We are an “emerging growth company” (an “EGC”), as defined in the Jumpstart Our Business Startups Act of 2012. As an EGC, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation.
Nasdaq Global Market Listing
Our Common Shares and Public Warrants are listed on the Nasdaq under the symbols “WEST” and “WESTW,” respectively.

THE OFFERING
Issuer
Westrock Coffee Company, a Delaware corporation
Common Shares Offered by the Company
89,918,811 Common Shares, to be offered from time to time by the Holders.
Terms of the Offering
The Holders will determine when and how they will dispose of the Common Shares registered for resale under this prospectus.
Use of Proceeds
All of the Common Shares offered in this prospectus are being sold by the Holders. We will not receive any proceeds from the sale of the Common Shares by the Holders. See “Use of Proceeds.”
Nasdaq Global Market Symbol
The Common Shares are currently traded on the Nasdaq under the symbol “WEST”.
Risk Factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.
For additional information concerning the offering, see “Plan of Distribution.”

RISK FACTORS
Our business and investing in our securities involve a high degree of risk. You should carefully consider the risks described under the section titled “Risk Factors” contained in any applicable prospectus supplement and any related free writing prospectus, and discussed under the section titled “Risk Factors” contained in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with a specific offering. The risks identified in these SEC filings could have a material and adverse impact on our business, prospects, results of operations, financial condition and cash flows. If any such events were to happen, the trading price of our Common Shares could decline, and you could lose all or part of your investment. Please also read carefully the section below titled “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents we have filed with the SEC that are incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
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our limited operating history;

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the fact that we have incurred net losses in the past, may incur net losses in the future, and may not achieve profitability;

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risks associated with operating a coffee trading business and a coffee-exporting business;

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the volatility and increases in the cost of green coffee, tea and other ingredients and packaging, and our inability to pass these costs on to customers;

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our inability to secure an adequate supply of key raw materials, including green coffee and tea, or disruption in our supply chain;

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deterioration in general macroeconomic conditions;

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disruption in operations at any of our production and distribution facilities;

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climate change, which may increase commodity costs, damage our facilities and disrupt our production capabilities and supply chain;

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failure to retain key personnel or recruit qualified personnel;

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our inability to hedge commodity risks;

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consolidation among our distributors and customers or the loss of any key customer;

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complex and evolving U.S. and international laws and regulations, and noncompliance therewith subjecting us to criminal or civil liability;

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future acquisitions of businesses, which may divert our management’s attention, prove difficult to effectively integrate and fail to achieve their projected benefits;

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our inability to effectively manage the growth and increased complexity of our business;

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our inability to maintain or grow market share through continued differentiation of our product and competitive pricing;

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our inability to secure the additional capital needed to operate and grow our business;

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future litigation or legal disputes, which could lead us to incur significant liabilities and costs or harm our reputation;

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a material failure, inadequacy or interruption of our information technology systems;

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the unauthorized access, theft, use or destruction of personal, financial or other confidential information relating to our customers, suppliers, employees or business;

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our future level of indebtedness, which may reduce funds available for other business purposes and reduce our operational flexibility;

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our inability to comply with the financial covenants in our credit agreement;

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our inability to complete the construction of our new facility in Conway, Arkansas within the anticipated timeframe or incurring additional expenses in the process;

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our corporate structure and organization;

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the fact that our largest shareholders (and certain members of our management team) own a significant percentage of our stock and will be able to exert significant control over matters subject to shareholder approval;

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the impact of current global economic conditions, including those caused by economic slowdowns or recessions, changes in political, economic or industry conditions, global conflicts (including the ongoing military conflict between Russia and Ukraine and recent conflicts in Brazil), inflation, the interest rate environment, U.S. government shutdowns, downgrades to the U.S. government’s sovereign credit rating or other conditions affecting the global financial and capital markets, and epidemic, pandemic or other health issues;

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the possible resurgence of Covid-19 and emergence of new variants of the virus; and

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other risks and uncertainties, including those indicated from time to time in filings made with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
Any sales of Common Shares by the Holders pursuant to this prospectus will be solely for the Holders’ respective accounts. The Company will not receive any proceeds from any such sales.
The Holders will pay any underwriting discounts, selling commissions and stock transfer taxes and fees incurred by such Holders in connection with any sale of their Common Shares. The Company will generally bear all other costs, fees and expenses incurred in effecting the registration of the Common Shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of Company counsel and independent registered public accountants.

DETERMINATION OF OFFERING PRICE
We cannot currently determine the price or prices at which Common Shares may be sold by the Holders under this prospectus.

DESCRIPTION OF SECURITIES
The following description summarizes certain important terms of our capital stock, including the provisions included in our certificate of incorporation, bylaws and our investor rights agreement. This description is not complete and is qualified by reference to the full text of our certificate of incorporation, bylaws and our investor rights agreement, which are included as exhibits to the registration statement of which this prospectus is a part, as well as the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
General
Our authorized capital stock consists of 300,000,000 Common Shares and 50,000,000 shares of preferred stock, of which 24,000,000 shares are designated as Series A convertible preferred stock (the “Series A Preferred Shares”).
As of November 6, 2023, Westrock had approximately 88,039,184 Common Shares and 23,511,922 Series A Preferred Shares issued and outstanding.
Common Stock
Voting
Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Holders of Common Shares vote, as a single class, with holders of Series A Preferred Shares, on an as-converted basis, on all matters submitted to a vote of the stockholders.
Dividends
Subject to preferences that may apply to any outstanding Preferred Shares, including the Series A Preferred Shares, holders of Common Shares are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.
Liquidation or Dissolution
In the event of our liquidation, dissolution or winding up, holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock, including the Series A Preferred Shares.
Conversion and Exchange
The Common Shares are not subject to any conversion or exchange rights.
Other Provisions
Other than preemptive rights granted to certain affiliates of Brown Brothers Harriman & Co. (the “BBH Investors”) under the terms of our investor rights agreement, holders of Common Shares have no preemptive or subscription rights. See the section titled “Investor Rights Agreement” for more information. There are no redemption or sinking fund provisions applicable to Common Shares. All outstanding Common Shares are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Common Shares are subject to, and may be adversely affected by, the rights of the holders of the Series A Preferred Shares and shares of any other series of Preferred Shares that we may designate and issue in the future.
Preferred Stock
Under the terms of our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to issue up to 24,000,000 Series A Preferred Shares and up to 26,000,000 Preferred Shares in one or more other series without further action by the holders of Common Shares. Our board of directors has the discretion, subject to limitations prescribed by the DGCL, our certificate of incorporation and our investor rights agreement, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences, privileges and restrictions of the Series A Preferred Shares are described below.
Series A Preferred Shares
Maturity
Subject to the redemption and conversion rights described below, the Series A Preferred Shares are perpetual securities.
Priority
The Series A Preferred Shares rank, with respect to dividend rights and/or distribution rights upon the liquidation, winding up or dissolution, as applicable, of Westrock: (i) senior to the Common Shares and each other class or series of capital stock of Westrock, the terms of which do not expressly provide that such class or series ranks senior or on parity to the Series A Preferred Shares as to dividend rights or distribution rights upon Westrock’s liquidation, winding up or dissolution (such stock, “Junior Stock”); (ii) on parity with any class or series of capital stock of Westrock, the terms of which expressly provide that such class or series ranks on parity with the Series A Preferred Shares as to dividend rights and distribution rights upon Westrock’s liquidation, winding-up or dissolution (such stock, “Parity Stock”); and (iii) junior to each class or series of any class or series of capital stock of Westrock, the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Shares as to dividend rights or distribution rights upon Westrock’s liquidation, winding-up or dissolution (“Senior Stock”).
Voting
Each holder of the Series A Preferred Shares is entitled to vote, on an as-converted basis, as a single class with the holders of Common Shares and the holders of any other class or series of capital stock of Westrock then entitled to vote with the Common Shares on all matters submitted to a vote of the holders of Common Shares.
Consent Rights
So long as any Series A Preferred Shares are outstanding, Westrock may not, without the affirmative vote or consent of the holders of record of at least a majority in voting power of the Series A Preferred Shares, voting together as a single, separate class: (a) amend, alter or repeal any provision of the certificate of incorporation, the by-laws or any other such organizational document of Westrock that would adversely affect the rights, preferences, privileges, voting power or special rights of the Series A Preferred Shares, (b) amend, alter, or supplement the certificate of incorporation, the by-laws or any other such organizational document of Westrock or any provision thereof, or take any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue, any class or series of Senior Stock or Parity Stock, including with respect to dividend rights or rights upon Westrock’s liquidation, winding-up or dissolution, (c) increase or decrease the authorized number of the Series A Preferred Shares or issue Series A Preferred Shares, Parity Stock or Senior Stock and (d) for so long as the BBH Investors and their controlled affiliates own at least sixty percent (60%) of the Series A Preferred Shares that the BBH Investors owned on August 26, 2022, consummate any Fundamental Change (as defined below) in which the holders of the Series A Preferred Shares would receive less than $18.50 per share (subject to customary adjustments).
“Fundamental Change” means the consummation of (i) a sale of all or substantially all of the consolidated assets of Westrock (including by way of any reorganization, merger, consolidation or other similar transaction); (ii) a direct or indirect acquisition of beneficial ownership of more than fifty percent (50%) of the voting securities of Westrock by another person or group (other than an equityholder of Westrock immediately prior to the closing of its de-SPAC transaction or its affiliates or any “group” arising out of Westrock’s investor rights agreement) by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction); (iii) a consolidation, merger, reorganization or other form of acquisition of or by Westrock or other transaction in which Westrock’s stockholders retain less than fifty percent (50%) of the voting securities of the entity resulting from such transaction (including, without limitation, an entity that, as a result of such transaction, owns Westrock either directly or indirectly through one or more subsidiaries) upon consummation of such transaction; or (iv) the obtaining by any person or group (other than an equityholder of Westrock immediately prior to the closing of its de-SPAC transaction or its affiliates or any “group” arising out of Westrock’s investor rights agreement) of the power to elect a majority of the members of Westrock’s board of directors.
Dividends
Westrock may, subject to customary restrictions, but is not required to, declare or pay any dividends solely on the Series A Preferred Shares (such dividends, the “Preferred Dividends”) on a Dividend Payment Date. “Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year; provided that, if any such Dividend Payment Date is not a business day, then the applicable dividend shall be payable on the next business day immediately following such Dividend Payment Date, without any interest. The record date for payment of Preferred Dividends will be the close of business on the fifteenth (15th) day of the calendar month that contains the relevant Dividend Payment Date or such other record date fixed by our board of directors (or a duly authorized committee of our board of directors) that is not more than sixty (60) nor less than ten (10) days prior to such Dividend Payment Date.
Holders of the Series A Preferred Shares are entitled to receive ratably any dividends that our board of directors declares and pays on the Common Shares, on an as-converted basis, when paid to holders of Common Shares (the “Participating Dividends”). The record date for each Participating Dividend shall be the same as the record date for the corresponding dividend on the Common Shares.
Subject to customary exceptions, so long as any Series A Preferred Shares remain outstanding, unless (x) full dividends on all outstanding Series A Preferred Shares that have been declared have been paid in full, including, in arrearage, or a sum sufficient for the payment of those dividends has been or is set aside by Westrock, (y) no Escalation Event is ongoing and (z) if any Fundamental Change has occurred, the requirement of obtaining the consent of the holders of a majority of the Series A Preferred Shares (voting as a separate class), if applicable, was satisfied with respect to such Fundamental Change, Westrock may not declare any dividend on, or make any distributions relating to, the Common Shares or any other Junior Stock, or redeem, purchase, acquire or make a liquidation payment relating to, any Junior Stock. “Escalation Event” means (i) any event of default for a failure to make payment when due under the principal credit facility of Westrock or (ii) the failure of Westrock to redeem all Series A Preferred Shares that the holders thereof have elected for redemption.
For so long as any Series A Preferred Shares remain outstanding, if declared dividends are not paid in full upon the Series A Preferred Shares and any Parity Stock, all dividends declared upon the Series A Preferred Shares and any Parity Stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that all unpaid dividends as of the end of the most recent dividend payment period per Series A Preferred Share and accrued and unpaid dividends as of the end of the most recent dividend period per share of any Parity Stock bear to each other.
Liquidation or Dissolution
The initial liquidation preference of the Series A Preferred Shares is $11.50 per share, plus any declared but unpaid dividends and subject to accretion if the PIK Rate (defined below) is in effect. In the event of our liquidation, dissolution or winding up, holders of the Series A Preferred Shares are entitled to receive, per Series A Preferred Share, the greater of (a) the liquidation preference and (b) the amount such holder would have received had they converted their Series A Preferred Shares into Common Shares immediately prior to such liquidation event.
If, upon the voluntary or involuntary liquidation, winding-up or dissolution of Westrock, the assets of Westrock available for distribution to the holders of the Series A Preferred Shares and holders of Parity Stock are insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to the holders of the Series A Preferred

Shares and holders of the Parity Stock shall be distributed among and paid to such holders, ratably in proportion to the respective amounts that would be payable to such holders if such assets were sufficient to permit payment in full.
Conversion, Transferability and Exchange
Holders of Series A Preferred Shares may voluntarily convert their Series A Preferred Shares into a whole number of Common Shares at any time at a rate equal to the quotient of (a) the liquidation preference as of the applicable conversion date, divided by (b) the conversion price as of the applicable conversion date, which is currently $11.50 per Series A Preferred Share, plus cash in lieu of fractional shares. The initial conversion price of $11.50 per Series A Preferred Share is subject to customary adjustments for the issuance of Common Shares as a dividend or distribution to the holders of Common Shares, a subdivision or combination of the Common Shares, reclassification of the Common Shares into a greater or lesser number of Common Shares, certain tender or exchange offers for the Common Shares, and issuances of Common Shares below a specified price.
Subject to the rights described under “Fundamental Change” below, in the event of specified extraordinary transactions, as a result of which Common Shares would be converted into, or exchanged for, stock, other securities or other property or assets (including cash or any combination thereof), each Series A Preferred Share outstanding immediately prior to such event will, without the consent of the holders of the Series A Preferred Shares, become convertible into the kind of stock, other securities or other property or assets that such holder would have been entitled to receive if such holder had converted its Series A Preferred Shares into Common Shares immediately prior to such event.
Other than as described above and under “Fundamental Change” below, the Series A Preferred Shares are not convertible at the option of Westrock.
Fundamental Change
For so long as the BBH Investor and its controlled affiliates own at least sixty percent (60%) of the Series A Preferred Shares that the BBH Investor owned as of August 26, 2022, the consummation of any Fundamental Change in which the holders of Series A Preferred Shares would receive less than the $18.50 per share (subject to customary adjustments) requires the consent of holders of a majority of the Series A Preferred Shares.
In a Fundamental Change in which the consent of holders of a majority of the Series A Preferred Shares as a separate class is required, the holders of the Series A Preferred Shares will be entitled to receive the greater of (i) the liquidation preference of the Series A Preferred Shares and (ii) the amount such holder would have received had they converted the Series A Preferred Shares into Common Shares immediately prior to such Fundamental Change. In connection with a Fundamental Change in which the consent of holders of a majority of the Series A Preferred Shares as a separate class is not required, the holders of the Series A Preferred Shares will be entitled to receive the greater of (i) $18.50 per Series A Preferred Share (subject to customary adjustments) and (ii) the amount such holder would have received had they converted their Series A Preferred Shares into Common Shares immediately prior to such Fundamental Change.
Westrock is required to pay the above redemption price in cash, provided that, if all or any portion of the consideration delivered to holders of Common Shares in such Fundamental Change consists of securities, Westrock (or its successor) may pay a portion of equal proportion, but only of equal portion, of the redemption in Qualifying Stock, with the fair market value of such Qualifying Stock (as defined below) being determined by our board of directors in good faith using reasonable methodologies. “Qualifying Stock” means securities of Westrock or the acquiring, surviving or resulting entity in such Fundamental Change or the entity controlling any such entity that has voting powers, preferences, privileges and special rights identical to the rights of the Series A Preferred Shares except for such differences that if made to the Series A Preferred Shares would not require the consent of holders of the Series A Preferred Shares voting as a separate class and that is listed on a nationally recognized stock exchange.
Redemption
After February 26, 2028, any holder of Series A Preferred Shares may require Westrock to redeem all or any whole number of such holder’s Series A Preferred Shares in cash, subject to applicable law and the terms of any credit agreement or similar arrangement pursuant to which a third-party lender provides debt financing to Westrock or its subsidiaries, at a redemption price per share equal to the greater of (a) the liquidation preference and (b) the product of (i) the number of Common Shares that would have been obtained from converting one Series A Preferred Share on the redemption notice date and (ii) the simple average of the daily volume-weighted average price per Common Share for the ten (10) trading days ending on and including the trading day immediately preceding the redemption notice date.
A Holder may exercise its right to redeem the Series A Preferred Shares by delivering a written notice to Westrock, which notice must certify (x) such holder’s address, (y) the number of Series A Preferred Shares held by such holder and the number of Series A Preferred Shares that such holder has elected to have redeemed and (z) the holder’s desired date of redemption, which must be a business day that is no earlier than thirty (30) days and no later than sixty (60) days from the date such notice is sent if such notice is sent prior to February 26, 2028 and no earlier than sixty (60) days and no later than ninety (90) days otherwise, or such later date as may be required to comply with the requirements of applicable law.
To the extent any redemption is prohibited to be in cash, the liquidation preference on each unredeemed Series A Preferred Share will start accreting daily at a rate of ten percent per annum (the “PIK Rate”). In such case, any holder of Series A Preferred Shares may thereafter put any outstanding Series A Preferred Shares to Westrock only on August 26 of the applicable year, on the above terms, with the PIK Rate increasing by two percent with respect to unredeemed Series A Preferred Shares on each occasion that Westrock cannot satisfy the redemption entirely in cash.
After February 26, 2028, Westrock may redeem, ratably, in whole or, from time to time in part, the Preferred Shares of any holder then outstanding at a redemption price in cash, equal to the greater of (i) the liquidation preference and (ii) the product of (x) the number of Common Shares that would have been obtained from converting one Series A Preferred Share on the date Westrock notifies holders of the call (including fractional shares for this purpose) and (y) the simple average of the daily volume weighted average price per Common Share for the ten trading days ending on and including the trading day immediately preceding the date of the exercise of such call by Westrock. The redemption price for the Series A Preferred Shares held by the BBH Investors may not be less than the $18.50 per Series A Preferred Share (subject to adjustments); provided that Westrock may redeem such shares in such a case if it pays an incremental price per share on the redemption date to the BBH Investors equal to the difference between $18.50 (subject to adjustments) and the redemption price otherwise.
Westrock may exercise its right to redeem the Series A Preferred Shares by delivering a written notice to all of the holders, which notice must, among other things, state the date on which the redemption shall occur, which date shall be no earlier than thirty (30) days and no later than sixty (60) days from the redemption notice date, the number of Series A Preferred Shares to be redeemed and, if fewer than all the shares of a holder are to be redeemed, the number of such Series A Preferred Shares to be redeemed, and redemption price to be paid on the redemption date.
Sinking Fund
The Series A Preferred Shares are not subject to or entitled to the operation of a retirement or sinking fund.
Other Provisions
The BBH Investors have additional rights and obligations with respect to their Series A Preferred Shares under our investor rights agreement. See the section titled “Investor Rights Agreement.”
Anti-Takeover Effects of Various Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws
Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire Westrock by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, which are summarized below, may discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of Westrock to first negotiate with our board of directors. Westrock believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
As a Delaware corporation, Westrock is subject to Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless:
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prior to the date of the transaction, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers of the corporation and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the Common Shares held by our stockholders.
A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We have not elected to “opt out” of Section 203. However, following this offering and subject to compliance with Delaware law, our organizational documents and any contractual restrictions, we could subsequently elect to “opt out” of Section 203 by such an amendment to our certificate of incorporation or bylaws.
Classified Board
Our certificate of incorporation and bylaws currently provide that our board of directors is divided into three classes, with Class III consisting of four directors and Classes I and II consisting of three directors. As of the date of this prospectus, the directors designated as Class I directors have terms expiring at the annual meeting of stockholders that we expect to hold in 2026. The directors designated as Class II directors have terms expiring at the annual meeting of stockholders that we expect to hold in 2024. The directors designated as Class III directors have terms expiring at the annual meeting of stockholders that we expect to hold in 2025. At each annual meeting through (and including) the 2025 annual meeting of stockholders, directors for each class will be elected for a term of three years. Under the classified board provisions, it may take two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Westrock. Beginning at the first annual meeting of stockholders in 2026, the directors whose terms expire at such annual meeting and any subsequent annual meeting will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified. The board of directors will be fully declassified following the annual meeting in 2028 with all directors standing for election for one-year terms.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the total voting power of shares of capital stock of Westrock present in person or represented by proxy at the meeting and entitled to vote on the matter, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the total voting power of shares of capital stock of Westrock present in person or represented by proxy at any such meeting.
Removal of Directors
Directors may be removed only for cause by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote for the election of directors; provided that once the directors are in a class that is elected for a one-year term, such director may be removed with or without cause.
Amendments to Certificate of Incorporation and Bylaws
Our certificate of incorporation provides that it may be amended or altered in any manner provided by the DGCL, provided that specified amendments will require the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Shares outstanding at such time, voting together as a separate class. See the section titled “— Series A Preferred Shares — Consent Rights” above. Our bylaws may be adopted, amended, altered or repealed by stockholders upon the approval of a majority of the voting power of all of the then-outstanding shares of stock entitled to vote at an election of directors, provided that specified amendments will require the affirmative vote or consent of the holders of at least a majority of the Series A Preferred Shares outstanding at such time, voting together as a separate class. See the section titled “— Series A Preferred Shares — Consent Rights” above. Additionally, subject to the rights of the Series A Preferred Shares, our certificate of incorporation and bylaws provide that our bylaws may be adopted, amended, altered or repealed by the board of directors.
Size of Board and Vacancies
Our certificate of incorporation and our bylaws provide that the number of directors on our board of directors is fixed exclusively by our board of directors. Our board currently consists of ten (10) directors, provided that, if certain affiliates of HF Capital, LLC exercise their director designation rights, we are required to increase the size of our board to eleven (11) directors, and otherwise, any increase or decrease to the size of the board requires the consent of certain investors specified in our investor rights agreement. Subject to the rights of certain investors specified in our investor rights agreement, any vacancies on our board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, whether or not less than a quorum. Subject to the rights of certain investors specified in our investor rights agreement, our certificate of incorporation and our bylaws provide that any director appointed to fill a vacancy on our board of directors will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which he or she has been appointed expires and until such director’s successor shall have been duly elected and qualified. See the section titled “Investor Rights Agreement.”
Special Stockholder Meetings
Our bylaws provide that only the chairman of the board of directors, the chief executive officer or an officer at the request of a majority of the members of the board of directors pursuant to a resolution approved by the board of directors may call special meetings of Westrock stockholders, and stockholders may not call special stockholder meetings.
Stockholder Action by Written Consent
Stockholder action must take place at the annual or a special meeting of Westrock stockholders, provided that holders of the Series A Preferred Shares may take action or consent to any action with respect to the matters described under the section titled “— Series A Preferred Shares — Consent Rights” above without a meeting by delivering a consent in writing or by electronic transmission of the holders of the Series A Preferred Shares entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws contain advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, our bylaws require that candidates nominated by stockholders for election as a director disclose their qualifications and make customary representations, including that (a) they are not a party to any undisclosed voting commitment, any voting commitment that could interfere with their ability to fulfill their fiduciary duties as a director of Westrock, should they be elected, or any undisclosed agreement pursuant to which they would receive compensation, reimbursement or indemnification in connection with their service as a director of Westrock, (b) they will be in compliance, should they be elected, with Westrock’s corporate governance guidelines and the Westrock’s conflict of interest, confidentiality and stock ownership and trading policies and (c) they will abide by the procedures for the election of directors in our bylaws.
No Cumulative Voting
The DGCL provides that stockholders will not have the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock
The authority that our board of directors possesses to issue Preferred Shares could potentially be used to discourage attempts by third parties to obtain control of Westrock through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue Preferred Shares with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the Common Shares.
Terms of the Preferred Shares
There are terms of the Series A Preferred Shares that may discourage attempts by third parties to obtain control of Westrock through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. These include: (i) the rights of the holders of Series A Preferred Shares to vote as a separate class with respect to amendments to the certificate of incorporation and bylaws of Westrock that would adversely affect the rights, preferences, privileges, voting power or special rights of the Series A Preferred Shares and, for so long as the BBH Investors and their controlled affiliates own at least sixty percent (60%) of the Series A Preferred Shares that the BBH Investors owned on August 26, 2022, any Fundamental Change in which the holders of the Series A Preferred Shares would receive less than $18.50 per share (subject to adjustment), and (ii) the rights of the Series A Preferred Shares in a Fundamental Change to receive at least a specified amount. See the section titled “— Preferred Stock” above for more information.
Limitations on Liability, Indemnification of Officers and Directors, and Insurance
Elimination of Liability of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors or officers, as applicable, except for liability (1) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for a director under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), (4) for any transaction from which the director derived an improper personal benefit, or

(5) for an officer, in any action by or in right of the corporation. Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director or officer will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. While our certificate of incorporation provides directors and officers with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, our certificate of incorporation has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Indemnification of Directors, Officers and Employees
Our certificate of incorporation and our bylaws require us to indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Westrock, or is or was serving at the request of Westrock as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Westrock, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection with such proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Westrock and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
We are authorized under our bylaws to purchase and maintain insurance to protect Westrock and any current or former director, officer, employee or agent of Westrock or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Westrock would have the power to indemnify such person against such expense, liability or loss under the DGCL.
We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements provide that we will indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement incurred in connection with defending, investigating or settling any threatened, pending, or completed action, suit or proceeding related to the indemnitee’s service with the Company. Additionally, we have agreed to advance to the indemnitee expenses incurred in connection therewith.
The limitation of liability and indemnification provisions in these indemnification agreements and our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and covered officers for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our securities may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.
Exclusive Forum
Our certificate of incorporation provides that, unless the Westrock board of directors consents in writing to the selection of an alternative forum, the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction, any state or federal court within the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors or officers or other employee to us or our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against us or any of our current or former directors or officers or other employees arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or any action asserting a claim related to or involving us that is governed by the internal affairs doctrine under Delaware law and any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Section 27 of the Exchange Act provides that the district courts of the United States shall have exclusive jurisdiction of violations of the Exchange Act or the rules and regulations thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. As a result, this forum selection provision will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. This forum selection provision will also not apply to any other claim for which the federal courts have exclusive jurisdiction. In addition, Westrock’s certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Corporate Opportunity Waiver
Our certificate of incorporation provides that Westrock waives, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to Westrock, any non-employee directors or stockholders or any of their respective affiliates. Without limiting the foregoing, Westrock will renounce, to the fullest extent permitted by law, any interest or expectancy of Westrock, its stockholders and any of their respective affiliates in, or in being notified of or offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of Westrock who is not an employee of Westrock or any of its subsidiaries or (ii) any such director’s affiliates, partners, or other representatives (each of the foregoing, a “Covered Person”), unless such matter, transaction or interest is expressly offered to such director solely in his or her capacity as a director of Westrock. No Covered Person shall have any duty to communicate or offer an Excluded Opportunity to Westrock or any of its affiliates or stockholders, and no Covered Person shall have any liability to Westrock, any of its affiliates or stockholders for breach of any duty, as a director or otherwise, by reason of the fact that such Covered Person pursues or acquires an Excluded Opportunity, directs an Excluded Opportunity to another person or fails to present an Excluded Opportunity, or information regarding an Excluded Opportunity, to Westrock or any of its affiliates or stockholders.
Authorized but Unissued Shares
Our authorized but unissued shares of Common Shares and Preferred Shares will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Shares and Preferred Shares could render more difficult or discourage an attempt to obtain control of Westrock by means of a proxy contest, tender offer, merger or otherwise.
Registration Rights
Certain of our stockholders have demand and piggy-back registration rights under the terms of our registration rights agreement, dated April 4, 2022.
Transfer Agent and Warrant Agent
The transfer agent and registrar for the Common Shares and Series A Preferred Shares is Computershare Trust Company, N.A.
Listing of Common Shares and Series A Preferred Shares
The Common Shares are listed on the Nasdaq under the symbol “WEST”. The Series A Preferred Shares are not currently listed on any stock exchange, automated quotation system or other market and we do not currently intend to list the Series A Preferred Shares on any stock exchange, automated quotation system or other market.

DESCRIPTION OF WARRANTS
The following description summarizes certain important terms of our existing warrants and our warrant agreement. This description is not complete and is qualified by reference to the full text of our warrant agreement, which is included as Exhibit 4.3 to the registration statement of which this prospectus is a part.
Our existing outstanding warrants consist of the warrants, which are listed on Nasdaq (such warrants, the “Public Warrants”), and private placement warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), which represent warrants that were initially issued by Riverview Acquisition Corp. in private placement transactions and became warrants of Westrock as a result of our de-SPAC transaction with Riverview Acquisition Corp.
As of November 6, 2023, Westrock had approximately 19,144,120 Warrants issued and outstanding.
Public Warrants
Each whole Public Warrant entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as discussed below, provided that Westrock has an effective registration statement under the Securities Act covering the Common Shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or Westrock permits holders to exercise their Public Warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Public Warrants will expire on August 26, 2027 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
Westrock is not obligated to deliver any Common Shares pursuant to the exercise for cash of a Public Warrant and has no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Common Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to Westrock satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No Public Warrant is exercisable and Westrock is not obligated to issue a Common Share upon exercise of a Public Warrant unless the Common Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will Westrock be required to net cash settle any Public Warrant.
Westrock has filed a registration statement on Form S-1 (File No.: 333-267509) under the Securities Act to register the Common Shares issuable upon exercise of the Public Warrants. Westrock is obligated to use its commercially reasonable efforts to maintain the effectiveness of the registration statement for the registration, under the Securities Act, of the Common Shares issuable upon exercise of the Warrants, and of a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of our existing warrant agreement. Under the terms of our warrant agreement, warrant holders will be permitted during any period when Westrock will have failed to maintain an effective registration statement, to exercise their warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
In addition, if Common Shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they do not satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Westrock may, at its option, require holders of the Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Westrock elects to do so, Westrock will not be required to file or maintain in effect a registration statement, but Westrock will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such Public Warrant for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Public Warrants, multiplied by the excess of the fair market value of the Common Shares over the exercise price of the Public Warrants by (y) the fair market value of the Common Shares. Under the warrant agreement, the fair market value of the Common Shares means average reported last sale price of the Common Shares for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants.
Redemption.   Westrock may redeem not less than all of the outstanding Public Warrants:
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in whole and not in part;

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at a price of $0.01 per Warrant;

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upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and

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if, and only if, the reported last sale price of the Common Shares for any 20 trading days within a 30-trading day period ending three business days before Westrock sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share.

If and when the Public Warrants become redeemable by Westrock, Westrock may exercise its redemption right even if Westrock is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the foregoing conditions are satisfied and Westrock issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Common Shares may fall below the $18.00 redemption trigger price as well as the $11.50 (for whole shares) Public Warrant exercise price after the redemption notice is issued.
If we call the Public Warrants for redemption as described above, Westrock’s management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” If Westrock’s management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Public Warrants, multiplied by the excess of the fair market value of the Common Shares (as defined above) over the exercise price of the Public Warrants by (y) the fair market value of the Common Shares.
A holder of a Public Warrant may notify Westrock in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Common Shares outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.   If the number of outstanding Common Shares is increased by a stock dividend payable in Common Shares, or by a split-up of shares of Common Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Common Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding Common Shares. A rights offering to holders of Common Shares entitling holders to purchase Common Shares at a price less than the fair market value (as defined above) will be deemed a stock dividend of a number of Common Shares equal to the product of (i) the number of Common Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Shares) and (ii) one minus the quotient of (x) the price per Common Share paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Common Shares, in determining the price payable for Common Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “fair market value” means the volume-weighted average price of Common Shares as reported during the ten (10)-trading-day period ending on the trading day prior to the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Shares on account of such Common Shares (or other securities into which the Public Warrants are convertible), other than (a) as described above or (b) specified ordinary cash dividends, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Common Share in respect of such event.
If the number of outstanding Common Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Common Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Common Shares issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding Common Shares.
Whenever the number of Common Shares purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Common Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Common Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Common Shares (other than those described above or that solely affects the par value of such Common Shares), or in the case of any merger or consolidation of Westrock with or into another corporation (other than a consolidation or merger in which Westrock is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Common Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Westrock as an entirety or substantially as an entirety in connection with which Westrock is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the Common Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Common Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Shares in such a transaction is payable in the form of Common Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in our warrant agreement based on the Black-Scholes Warrant Value (as defined in our warrant agreement) of the Public Warrant.
Our warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.
The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Westrock, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Public Warrants and receive Common Shares.
No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, Westrock will, upon exercise, round down to the nearest whole number, the number of Common Shares to be issued to the warrant holder.

Private Placement Warrants
The Private Placement Warrants (including the Common Shares issuable upon exercise of the Private Placement Warrants) may not be redeemable by Westrock so long as they are held by Riverview Sponsor Partners, LLC (“Riverview Sponsor”) or its permitted transferees (except as otherwise set forth herein). Riverview Sponsor, or its permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Placement Warrants are held by holders other than Riverview Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by Westrock in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Private Placement Warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the Private Placement Warrants, multiplied by the excess of the historical fair market value (defined below) of the Common Shares over the exercise price of the Private Placement Warrants by (y) the fair market value of the Common Shares. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Transfer Agent and Warrant Agent
The warrant agent for our existing warrants is Computershare Inc. and Computershare Trust Company, N.A.
Listing of Warrants
The Public Warrants are listed on the Nasdaq under the symbol “WESTW”.

INVESTOR RIGHTS AGREEMENT
The following description summarizes certain important terms of our investor rights agreement. This description is not complete and is qualified by reference to the full text of our investor rights agreement, which is included as Exhibit 4.4 to the registration statement of which this prospectus is a part.
The parties to our investor rights agreement are (i) Westrock Group, LLC (together with certain other entities, the “WCC Investors”), (ii) BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., and BBH CPV WCC Co-Investment LLC (as referred to before, the “BBH Investors”), (iii) Riverview Sponsor, and (iv) HF Direct Investments Pool, LLC (“HF Investor”).
Pursuant to our investor rights agreement, the Westrock board of directors will consist of ten directors, provided that if the HF Investor exercises its board designation right, Westrock is required to increase the size of the board to eleven directors. The WCC Investors have the right to designate for inclusion in Westrock’s slate of individuals to be nominated for election to the board of directors of Westrock (a) up to two directors (of which, so long as the Westrock board of directors is classified, one director will be for Class I and one director will be for Class III) for so long as the initial WCC Investors collectively beneficially own at least 10% of our outstanding stock and (b) up to one director (which such director will be for Class III so long as the Westrock board of directors is classified), so long as the WCC Investors collectively beneficially own at least 5% of our outstanding stock but less than 10% of our outstanding stock. The BBH Investors have the right to designate for inclusion in Westrock’s slate of individuals to be nominated for election to the board of directors of Westrock (a) up to two directors (of which, so long as the Westrock board of directors is classified, one director will be for Class II and one director will be for Class III) for so long as the BBH Investors collectively beneficially own at least 10% of our outstanding stock and (b) up to one director (which such director will be for Class III so long as the Westrock board of directors is classified), so long as the BBH Investors collectively beneficially own at least 5% of our outstanding stock but less than 10% of our outstanding stock; provided that, such designated directors must satisfy the independence requirements under the Nasdaq listing standards. Riverview Sponsor has the right to designate for inclusion in Westrock’s slate of individuals to be nominated for election to the board of directors of Westrock (a) two directors (of which, so long as the Westrock board of directors is classified, one director will be for Class I and one director will be for Class II) for so long as Riverview Sponsor, any controlled affiliate of R. Brad Martin and certain investors who invested in the Company by purchasing Riverview Acquisition Corp. shares collectively beneficially own at least 10% of our outstanding stock and (b) one director (of which, so long as the Westrock board of directors is classified, will be for Class I), for so long as Riverview Sponsor, any controlled affiliate of R. Brad Martin and such PIPE Investors collectively beneficially own at least 5% of our outstanding stock but less than 10% of our outstanding stock; provided that, such designated directors must satisfy independence requirements under the Nasdaq listing standards. The remaining directors will be designated for inclusion in Westrock’s slate of individuals to be nominated for election to the board of directors of Westrock by the Nominating and Corporate Governance Committee of the Westrock board of directors and must satisfy independence requirements under the Nasdaq listing standards. Additionally, the HF Investor has the right to designate for inclusion in Westrock’s slate of individuals to be nominated for election to the board of directors of Westrock up to one director (which such director will be for Class II so long as the Westrock board of directors is classified), so long as the HF Investor beneficially owns at least 5% of our outstanding stock.
If the BBH Investors have the right to nominate at least one director and none of the directors designated by BBH are R. Patrick Kruczek or Matthew Salsbury (the “Specified BBH Individuals”), Westrock is required to appoint one Specified BBH Individual not then serving as a director on the Westrock board of directors as a non-voting observer of the Westrock board of directors.
As noted before, pursuant to our investor rights agreement, the Westrock board of directors will consist of ten directors, provided that, if the HF Investor exercises its board designation right, Westrock is required to increase the size of the board to eleven directors. Any increase or decrease of the size of the Westrock board of directors above or below this specified number will require the consent of each of the WCC Investors, the BBH Investors, Riverview Sponsor and the HF Investor, so long as such investor has the right to designate at least one director. In the event that a vacancy is created at any time by the death, disqualification, resignation, removal or failure to be elected by Westrock’s stockholders (and no other director has been elected by the stockholders of Westrock to fill such vacancy) of a director designated by the WCC Investors, the BBH Investors, Riverview Sponsor or the HF Investor, the applicable designating party will have the right to designate a replacement to fill such vacancy and the Westrock board of directors will use reasonable best efforts to cause such designee to be promptly appointed to the Westrock board of directors to fill such vacancy, subject to applicable law.
Our investor rights agreement also provides preemptive rights to the BBH Investors. Subject to customary exceptions, for so long as the BBH Investors have the right to designate at least one director, if Westrock proposes to issue any Common Shares or equity interests of Westrock (including any warrants, options or other rights to acquire, or any securities that are exercisable for, exchangeable for or convertible into, Common Shares or any class of security of Westrock) (a) in an unregistered offering to third parties or (b) at an offering price or implied offering price (in each case, prior to any underwriters’ discount and any other fees and commissions) for the Common Shares that is less than $10.00 per share (subject to customary adjustments), the BBH Investors have the right to purchase their pro-rata amount of such equity interests on the same terms and conditions and at the same price as being offered in such offering.
The WCC Investors, the BBH Investors, Riverview Sponsor and the HF Investor are subject to customary standstill restrictions, including that such investors or any controlled affiliate of the controlling persons of such investors cannot, without Westrock’s prior written consent, (a) make any public announcement, proposal or offer with respect to, or otherwise solicit, seek or offer to effect (i) any business combination, merger, tender offer, exchange offer, sale of all or substantially all assets or similar transaction, (ii) any restructuring, recapitalization, liquidation or similar transaction involving Westrock or any of its subsidiaries, or (iii) any acquisition of any of Westrock’s loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of Westrock’s loans, debt securities, equity securities or asset; (b) seek to control or change the management or the board of directors of Westrock; (c) call any special meeting of stockholders of Westrock or engage in any written consent of stockholders regarding the foregoing; (d) publicly disclose any intention, plan or arrangement prohibited by the foregoing or take any action that would or would reasonably be expected to require Westrock to make a public announcement regarding the possibility of a transaction or any of the events described in this paragraph, or (e) contest the validity of the standstill restrictions or make, initiate, take or participate in any demand, action (legal or otherwise) or proposal to amend, waive or terminate any provision of the standstill restrictions. Subject to specified early termination triggers, the standstill restrictions with respect to the WCC Investors, BBH Investors, Riverview Sponsor and the HF Investor automatically terminate on the first day after such investor no longer has the right to designate any directors for nomination pursuant to our investor rights agreement.
Our investor rights agreement also provides that if an Escalation Event is ongoing during the period during which the BBH Investors have the right to designate at least one director pursuant to our investor rights agreement, Westrock may not take specified actions, that would require lender consent under our credit facility, without the consent of the BBH Investors and must provide the BBH Investors with the same information it provides to the lenders under our credit facility and at substantially the same time as it is provided to such lenders.
The BBH Investors and the HF Investor are subject to certain short-sale and hedging restrictions with respect to our securities for so long as they have director designation rights under our investor rights agreement.
Our investor rights agreement also provides that Westrock cannot redeem any Series A Preferred Shares held by the BBH Investors if the redemption price for such shares is less than $18.50 per share (subject to adjustments), provided that Westrock may redeem such shares in such a case if it pays an incremental price per share on the redemption date to the BBH Investors equal to the difference between $18.50 per share (subject to adjustments) and the redemption price.
Our investor rights agreement also imposes customary confidentiality obligations on the WCC Investors, BBH Investors, Riverview Sponsor and the HF Investor.
Our investor rights agreement is governed under Delaware law.

SELLING HOLDERS
This prospectus relates to the possible offer and resale by the Holders identified below of up to 89,918,811 issued and outstanding Common Shares (including Common Shares underlying vested restricted share awards). This prospectus is not offering warrants or Series A Preferred Shares.
When we refer to the “Holders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Holders’ interest in the securities of the Company listed in the table below after the date of this prospectus, in each case so long as we are required to provide such transferees with registration rights.
The following tables are prepared based on information provided to us by the Holders. They set forth the names of the Holders, the aggregate number of Common Shares that the Holders may offer pursuant to this prospectus, and the beneficial ownership of the Holders both before and after the offering. We have based percentage ownership prior to this offering on 88,039,184 Common Shares and 23,511,922 Series A Preferred Shares outstanding, in each case as of November 6, 2023. In listing the Common Shares below and calculating the ownership percentages, we have included Common Shares underlying the outstanding Series A Preferred Shares at the current conversion ratio. In calculating percentages of Common Shares owned by a particular Holder, we have also included Common Shares that a person has the right to acquire within 60 days of November 6, 2023, if any, including upon exercise of the Warrants and/or equity incentive awards, and did not assume the exercise of any other Holder’s Warrants or equity incentive awards. The following tables do not reflect the beneficial ownership of any Common Shares issuable upon exercise of Warrants or incentive equity awards unless such securities are exercisable or convertible within 60 days of November 6, 2023.
We cannot advise you as to whether the Holders will in fact sell any or all of the securities set forth in the table below. In addition, subject to certain limitations, the Holders may sell, transfer or otherwise dispose of, at any time and from time to time, such securities in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of the below table, unless otherwise indicated below, we have assumed that the Holders will have sold all of the securities covered by this prospectus upon the completion of the offering.
Unless otherwise indicated below, the address of each beneficial owner listed in the tables below is c/o Westrock Coffee Company, 4009 N. Rodney Parham Rd. 3rd Floor, Little Rock, Arkansas 72212.
Common Shares (including Common Shares obtained upon conversion of the Series A Preferred Shares)
	Beneficial Ownership Before the Offering		Common Shares to be Registered Hereby		Beneficial Ownership After the Offering
Name of Holders(1)	Number of Common Shares	%	Number of Common Shares	%	Number of Common Shares	%
HF Direct Investments Pool, LLC(2)	13,008,000	11.7%	7,800,000	7.0%	5,208,000	4.7%
Longleaf Partners Small-Cap Fund(3)	5,041,602	4.5%	5,041,602	4.5%	—	0.0%
Pyramid Peak Foundation(4)	3,945	0.0%	3,945	0.0%	—	0.0%
C2W Partners Fund LP(5)	1,000,000	0.9%	1,000,000	0.9%	—	0.0%
R. Brad Martin	5,058,847	4.5%	5,058,847	4.5%	—	0.0%
Andrew F. Cates	100,000	0.1%	100,000	0.1%	—	0.0%
Brian Wesley Martin Trust(6)	339,112	0.3%	339,112	0.3%	—	0.0%
Jack Bradley Martin Trust(7)	339,112	0.3%	339,112	0.3%	—	0.0%
Myles Jeffrey Martin Trust(8)	339,112	0.3%	339,112	0.3%	—	0.0%
Stillwater Insurance Company(9)	700,000	0.6%	700,000	0.6%	—	0.0%
NFC Partners, LLC(10)	395,000	0.4%	395,000	0.4%	—	0.0%
WT Holdings, Inc.(11)	200,000	0.2%	200,000	0.2%	—	0.0%
Stillwater Property and Casualty Co.(12)	200,000	0.2%	200,000	0.2%	—	0.0%

	Beneficial Ownership Before the Offering		Common Shares to be Registered Hereby		Beneficial Ownership After the Offering
Name of Holders(1)	Number of Common Shares	%	Number of Common Shares	%	Number of Common Shares	%
Sorores Partnership(13)	100,000	0.1%	100,000	0.1%	—	0.0%
Peyton W Manning Revocable Trust(14)	100,000	0.1%	100,000	0.1%	—	0.0%
NFC Wyoming, LLC(15)	100,000	0.1%	100,000	0.1%	—	0.0%
Concert Insurance Company(16)	35,000	0.0%	35,000	0.0%	—	0.0%
Concert Specialty Insurance Company(17)	35,000	0.0%	35,000	0.0%	—	0.0%
Evergreen National Indemnity Company(18)	50,000	0.0%	50,000	0.0%	—	0.0%
James H. Barton Jr.	50,000	0.0%	50,000	0.0%	—	0.0%
Gramercy Indemnity Company(19)	25,000	0.0%	25,000	0.0%	—	0.0%
3M35 Inc.(20)	50,000	0.0%	50,000	0.0%	—	0.0%
Westrock Group(21)	23,163,104	20.8%	23,163,104	20.8%	—	0.0%
The Stephens Group LLC(22)	8,410,094	7.5%	8,410,094	7.5%	—	0.0%
Sowell Westrock, L.P.(23)	6,038,505	5.4%	6,038,505	5.4%	—	0.0%
Elizabeth McLaughlin	616,478	0.6%	506,278	0.5%	110,200	0.1%
T. Christopher Pledger	248,081	0.2%	148,750	0.1%	99,331	0.1%
Jennifer E. Pledger	80,904	0.1%	80,904	0.1%	—	0.0%
Matthew C. Smith	223,999	0.2%	154,600	0.1%	69,399	0.1%
SG-Coffee LLC(24)	2,785,082	2.5%	2,785,082	2.5%	—	0.0%
Wooster Capital, LLC(25)	3,267,976	2.9%	3,267,976	2.9%	—	0.0%
Meaningful Partners Dedicated I LP(26)	504,883	0.5%	504,883	0.5%	—	0.0%
Meaningful Partners Dedicated I-QP LP(27)	386,344	0.3%	386,344	0.3%	—	0.0%
F&F Group Invest 2020-01 LLC(28)	223,596	0.2%	223,596	0.2%	—	0.0%
Columbia WCH, LLC(29)	111,404	0.1%	111,404	0.1%	—	0.0%
Demesne Capital LLC(30)	55,899	0.1%	55,899	0.1%	—	0.0%
William A. Ford	243,392	0.2%	55,899	0.1%	187,493	0.2%
Clarence J. Duvall Jr.	124,803	0.1%	55,702	0.0%	69,101	0.1%
Eddie Everett	21,723	0.0%	21,723	0.0%	—	0.0%
Emon A. Mahony Jr.(31)	100,000	0.1%	100,000	0.1%	—	0.0%
Matthew K. Rose	250,000	0.2%	250,000	0.2%	—	0.0%
Jo Ellen Ford	385,000	0.3%	350,000	0.3%	35,000	0.0%
BBH Capital Partners V. LP(32)	11,980,831	10.7%	11,980,831	10.7%	—	0.0%
BBH Capital Partners V-A LP(33)	242,097	0.2%	242,097	0.2%	—	0.0%
BBH CPV WCC Co-Investment LLC(34)	8,965,517	8.0%	8,965,517	8.0%	—	0.0%
Sheldon M. Fox(35)	11,181	0.0%	11,181	0.0%	—	0.0%
Wallace Scott Davis Revocable Trust(36)	22,360	0.0%	22,360	0.0%	—	0.0%
Holly L. Larkin(37)	11,178	0.0%	11,178	0.0%	—	0.0%
John J. Lammers(38)	5,590	0.0%	5,590	0.0%	—	0.0%
Haley Revocable Trust(39)	11,181	0.0%	11,181	0.0%	—	0.0%
Daniel H.L. Martin Trust(40)	317,112	0.3%	317,112	0.3%	—	0.0%
Rawleigh B. Martin Trust(41)	317,112	0.3%	317,112	0.3%	—	0.0%
RBM Venture Company(42)	95,995	0.1%	95,995	0.1%	—	0.0%
Martin Family Foundation(43)	1,991,266	1.8%	1,991,266	1.8%	—	0.0%

(1)
Percentages calculated based on total Common Shares and Series A Preferred Shares (on an as-converted basis to Common Shares).

(2)
HF Capital, LLC may be deemed to exercise voting and investment control over the Common Shares held by HF Direct Investments Pool, LLC. The business address for each of HF Direct Investments Pool, LLC and HF Capital, LLC is 510 Union Avenue, Knoxville, TN 37902.

(3)
These Common Shares are held in an account managed by Lariat & Co. for the benefit of Longleaf Partners Small-Cap Fund. Southeastern Asset Management, Inc. and/or its control persons Mason Hawkins, Staley Cates, or Ross Glotzbach (collectively, the “Southeastern Control Group”) may be deemed to exercise voting and/or investment control over the Common Shares held for the benefit of Longleaf Partners Small-Cap Fund. The business address of each member of the Southeastern Control Group and Longleaf Partners Small-Cap Fund is 6410 Poplar Ave., Suite 900, Memphis, TN 38119.

(4)
These Common Shares are held in an account managed by Lariat & Co. for the benefit of Pyramid Peak Foundation. The Southeastern Control Group may be deemed to exercise voting and/or investment control over the Common Shares held for the benefit of Pyramid Peak Foundation. The business address of each member of the Southeastern Control Group and Pyramid Peak Foundation is 6410 Poplar Ave., Suite 900, Memphis, TN 38119.

(5)
These Common Shares are held in an account managed by US Bank for the benefit of C2W Partners Fund LP. The Southeastern Control Group may be deemed to exercise voting and/or investment control over the Common Shares held for the benefit of C2W Partners Fund LP. The business address of each member of the Southeastern Control Group and C2W Partners Fund LP is 6410 Poplar Ave., Suite 900, Memphis, TN 38119.

(6)
Brian J. Martin, as trustee, may be deemed to exercise voting and/or investment control over the Common Shares held by the Brian Wesley Martin Trust. The business address for each of Brian J. Martin and Brian Wesley Martin Trust is 55 East Main St., Suite 102, Chattanooga, TN 37408.

(7)
Brian J. Martin, as trustee, may be deemed to exercise voting and/or investment control over the Common Shares held by the Jack Bradley Martin Trust. The business address for each of Brian J. Martin and Jack Bradley Martin Trust is 55 East Main St., Suite 102, Chattanooga, TN 37408.

(8)
Brian J. Martin, as trustee, may be deemed to exercise voting and/or investment control over the Common Shares held by the Myles Jeffrey Martin Trust. The business address for each of Brian J. Martin and Myles Jeffrey Martin Trust is 55 East Main St., Suite 102, Chattanooga, TN 37408.

(9)
The business address of Stillwater Insurance Company is 6800 Southpoint Pkwy., Suite 700, Jacksonville, FL 32216.

(10)
Charles K. Slatery may be deemed to exercise voting and/or investment control over the Common Shares held by NFC Partners, LLC. The business address for each of Mr. Slatery and NFC Partners, LLC is 700 Colonial Road, Ste. 101, Memphis, TN 38117.

(11)
Emmel Golden may be deemed to exercise voting and/or investment control over the Common Shares held by WT Holdings, Inc. The business address for each of Emmel Golden and WT Holdings, Inc. is 700 Colonial Road, Ste. 101, Memphis, TN 38117.

(12)
The business address of Stillwater Insurance Property and Casualty Co. is 6800 Southpoint Pkwy., Suite 700, Jacksonville, FL 32216.

(13)
Michael Keeney may be deemed to exercise voting and/or investment control over the Common Shares held by Sorores Partnership. The business address for each of Mr. Keeney and Sorores Partnership is 700 Colonial Road, Ste. 101, Memphis, TN 38117.

(14)
Peyton W. Manning may be deemed to exercise voting and/or investment control over the Common Shares held by the Peyton W Manning Revocable Trust. The business address for each of Mr. Manning and the Peyton W Manning Revocable Trust is 1360 E. 9th Street, Suite 1100, Cleveland, Ohio 44114.

(15)
Charles K. Slatery may be deemed to exercise voting and/or investment control over the Common Shares held by NFC Wyoming, LLC. The business address for each of Mr. Slatery and NFC Wyoming, LLC is 700 Colonial Road, Ste. 101, Memphis, TN 38117.

(16)
The business address of Concert Insurance Company is 1701 Golf Road, Suite 1-1110, Rolling Meadows, IL 60008.

(17)
The business address of Concert Specialty Insurance Company is 1701 Golf Road, Suite 1-1110, Rolling Meadows, IL 60008.

(18)
The business address of Evergreen National Insurance Company is 6150 Oak Tree Blvd., Ste 440, Independence, OH 44131.

(19)
The business address of Gramercy National Insurance Company is 199 Water Street, 16th Floor, New York, NY 10038.

(20)
The business address of 3M35, Inc. is 2300 S. Stratford Rd., Winston-Salem, NC 27103.

(21)
Scott T. Ford and Greenbrier Holdings, LLC may be deemed to exercise voting and investment control over the Common Shares held by Westrock Group, LLC. The business address for each of Westrock Group, LLC, Greenbrier Holdings, LLC and Mr. Ford is 4009 N. Rodney Parham Road, 3rd Floor, Little Rock, AR 72212.

(22)
Beneficial ownership columns include 2,785,082 Common Shares (representing Series A Preferred Shares on an as-converted basis) held by SG-Coffee, LLC, over which The Stephens Group, LLC may be deemed to exercise voting and investment control. The Stephens Group is beneficially owned by W.R. Stephens, Jr. and Elizabeth S. Campbell. The business address for each of The Stephens Group, LLC, SG-Coffee, LLC, W.R. Stephens, Jr. and Elizabeth S. Campbell is 100 River Bluff Drive, Suite 210, Little Rock, AR 72202.

(23)
Sowell Westrock GP and James E. Sowell may be deemed to exercise voting and investment control over the Common Shares stock held by Sowell Westrock, L.P. The business address for each of Sowell Westrock, L.P., Sowell Westrock GP and James E. Sowell is 1601 Elm Street, Ste 3500, Dallas, TX 75201.

(24)
Consists of 2,785,082 Series A Preferred Shares held by SG-Coffee, LLC, over which The Stephens Group, LLC may be deemed to exercise voting and investment control. The Stephens Group is beneficially owned by W.R. Stephens, Jr. and Elizabeth S. Campbell. The business address for each of The Stephens Group, LLC, SG-Coffee, LLC, W.R. Stephens, Jr. and Elizabeth S. Campbell is 100 River Bluff Drive, Suite 210, Little Rock, AR 72202.

(25)
Joe T. Ford may be deemed to exercise voting and investment control over the Common Shares held by Wooster Capital LLC. The business address for each of Wooster Capital and Mr. Ford is 4009 N. Rodney Parham Road, 3rd Floor, Little Rock, AR 72212.

(26)
Meaningful Partners GP LLC, Meaningful Partners LLC, Jacob Capps and Amin Maredia may be deemed to exercise voting and investment control over the Series A Preferred Shares held by Meaningful Partners Dedicated Capital Vehicle I LP. The business address for each of Meaningful Partners Dedicated Capital Vehicle I LP, Meaningful Partners GP LLC, Meaningful Partners LLC, Jacob Capps and Amin Maredia is 2041 Rosecrans Ave., Suite 359, El Segundo, CA 90245.

(27)
Meaningful Partners GP LLC, Meaningful Partners LLC, Jacob Capps and Amin Maredia may be deemed to exercise voting and investment control over the Series A Preferred Shares held by Meaningful Partners Dedicated Capital Vehicle I-QP LP. The business address for each of Meaningful Partners Dedicated Capital Vehicle I-QP LP, Meaningful Partners GP LLC, Meaningful Partners LLC, Jacob Capps and Amin Maredia is 2041 Rosecrans Ave., Suite 359, El Segundo, CA 90245.

(28)
Jeffrey F. Fox may be deemed to exercise voting and investment control over the Common Shares and Series A Preferred Shares held by F&F Group Invest 2020-01 LLC. The business address for F&F Group Invest 2020-01 LLC is One Information Way, Ste. 405, Little Rock, AR 72202.

(29)
Michael Neary and Josh W. Kroenke may be deemed to exercise voting and investment control over the Series A Preferred Shares held by Columbia WCH, LLC. The business address for each of the foregoing is Ball Arena, 100 Chopper Circle, Denver, Colorado 80204.

(30)
Sam Ford may be deemed to exercise voting and investment control over the Common Shares held by Demesne Capital, LLC. The business address for each of Demesne Capital, LLC and Mr. Ford is 2117 N. Garfield St., Little Rock, Arkansas 72207.

(31)
Emon A. Mahony, Jr. may be deemed to exercise voting and investment control over the Common Shares held by Emon A. Mahony Jr. Revocable Trust. The business address for each of Emon A. Mahony Jr. Revocable Trust and Mr. Mahony is 106 West Main, Suite 406, El Dorado, AR 71730.

(32)
BBH may be deemed to exercise voting and investment control over the Common Shares and Series A Preferred Shares held by BBH Capital Partners V, L.P. The business address for each of BBH Capital Partners V, L.P. and BBH is 140 Broadway, New York, New York 10005.

(33)
BBH may be deemed to exercise voting and investment control over the Common Shares and Series A Preferred Shares held by BBH Capital Partners V-A, L.P. The business address for each of BBH Capital Partners V-A, L.P. and BBH is 140 Broadway, New York, New York 10005.

(34)
BBH may be deemed to exercise voting and investment control over the Common Shares and Series A Preferred Shares held by BBH CPV WCC Co-Investment LLC. The business address for each of BBH CPV WCC Co-Investment LLC and BBH is 140 Broadway, New York, New York 10005.

(35)
The business address for Sheldon M. Fox is One Information Way, Ste. 405, Little Rock, AR 72202.

(36)
Wallace S. Davis, in his capacity as trustee, may be deemed to exercise voting and investment control over the Common Shares held by Wallace Scott Davis Revocable Trust. The business address for each of Wallace Scott Davis Revocable Trust and Mr. Davis is One Information Way, Ste. 405, Little Rock, AR 72202.

(37)
The business address for Holly L. Larkin is One Information Way, Ste. 405, Little Rock, AR 72202.

(38)
The business address for John J. Lammers is One Information Way, Ste. 405, Little Rock, AR 72202.

(39)
John Stuart Haley and Danette Baker Haley, as trustees, may be deemed to exercise voting and investment control over the Common Shares and Series A Preferred Shares held by Haley Revocable Trust. The business address for each of Haley Revocable Trust, Mr. Haley and Ms. Haley is One Information Way, Ste. 405, Little Rock, AR 72202.

(40)
Brian J. Martin, as trustee, may be deemed to exercise voting and/or investment control over the Common Shares held by the Daniel H.L. Martin Trust. The business address for each Brian J. Martin and Daniel H.L. Martin Trust is 55 East Main St., Suite 102, Chattanooga, TN 37408.

(41)
Brian J. Martin, as trustee, may be deemed to exercise voting and/or investment control over the Common Shares held by the Rawleigh B. Martin Trust. The business address for each Brian J. Martin and Rawleigh B. Martin Trust is 55 East Main St., Suite 102, Chattanooga, TN 37408.

(42)
R. Brad Martin may be deemed to exercise voting and investment control over the Common Shares held by RBM Venture Company. The business address for RBM Venture Company is 55 East Main St., Suite 102, Chattanooga, TN 37408.

(43)
R. Brad Martin may be deemed to exercise investment control over the Common Shares held by the Martin Family Foundation. The business address for the Martin Family Foundation is 55 East Main St., Suite 102, Chattanooga, TN 37408.

PLAN OF DISTRIBUTION
We are registering the resale by the Holders or their permitted transferees of up to 89,918,811 issued and outstanding Common Shares (including Common Shares underlying Warrants and Series A Preferred Shares) from time to time in one or more offerings.
We will not receive any of the proceeds from sales by the Holders. The aggregate proceeds to the Holders will be the purchase price of the securities less any discounts and commissions borne by the Holders.
The Common Shares beneficially owned by the Holders covered by this prospectus may be offered and sold from time to time by the Holders. The term “Holders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Holder as a gift, pledge, partnership distribution or other transfer, so long as we are required to provide such transferees with registration rights. The Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Holders may sell their Common Shares by one or more of, or a combination of, the following methods:
•
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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an over-the-counter distribution in accordance with the rules of Nasdaq;

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through trading plans entered into by a Holder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

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to or through underwriters or broker-dealers;

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in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

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in privately negotiated transactions;

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in options transactions;

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through a combination of any of the above methods of sale; or

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any other method permitted by applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Shares in the course of hedging transactions, and broker-dealers or other financial institutions may engage in short sales of Common Shares in the course of hedging the positions they assume with Holders. The Holders may also sell Common Shares short and redeliver the shares to close out such short positions. The Holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Holders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Holder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Holder or borrowed from any Holder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Holder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Holder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Holders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Holders in amounts to be negotiated immediately prior to the sale.
In offering the shares covered by this prospectus, the Holders and any broker-dealers who execute sales for the Holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Holders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Holders and their affiliates. In addition, we will make copies of this prospectus available to the Holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
The Holders may agree, to indemnify the underwriters, their officers, directors and each person who controls such underwriters (within the meaning of the Securities Act), against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.

LEGAL MATTERS
Wachtell, Lipton, Rosen & Katz has passed upon the validity of the Common Shares offered by this prospectus and certain other legal matters related to this prospectus.
EXPERTS
The financial statements of Westrock Coffee Company incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Riverview Acquisition Corp. for the period from February 4, 2021 (inception) through December 31, 2021, have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Riverview Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), and are incorporated by reference in this prospectus and registration statement, of which this prospectus is a part have been so incorporated in reliance on such report given upon such firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-3, including exhibits, under the Securities Act, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included or incorporated by reference in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement, our exhibits and the other documents incorporated by reference herein.
In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at www.westrockcoffee.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.
Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:
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our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on
March 21, 2023;

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our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 11, 2023, August 10, 2023 and November 9, 2023, respectively;

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the following sections from our prospectus, dated May 24, 2023, filed pursuant to rule 424(b)(3) under the Securities Act (Registration No. 333-267509), filed with the SEC on June 1, 2023: Unaudited Pro Forma Condensed Combined, Riverview Acquisition Corp. Unaudited Financial Statements for the Three- and Six-Month Period Ended June 30, 2022 (on pages F-82 to F-102) and Riverview Acquisition Corp. Audited Financial Statements for the Period Ended December 31, 2021 (on pages F-103 to F-123);

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the information specifically incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2022 from our Definitive Proxy Statement on Schedule 14A relating to our 2023 annual meeting of stockholders, filed with the SEC on April 27, 2023;

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our Current Report on Form 8-K, in each case to the extent filed and not furnished with the SEC on February 14, 2023, June 13, 2023, June 30, 2023, July 18, 2023, July 25, 2023 and August 9, 2023 (Film No.: 231153570); and

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the description of our Common Shares in our registration statement on Form 8-A/A filed with the SEC on August 26, 2022, including any amendments thereto or reports filed for the purpose of updating such description.

All filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.
We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus and will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. Our filings with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and exhibits incorporated in and amendments to those reports, are also available free of charge on our website (www.westrockcoffee.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities. You can obtain any of the documents incorporated by reference into this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.